Credit Suisse (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

As representatives of the prospective underwriters

VIA EDGAR

June 9, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Christine Torney
Mark Brunhofer
Josh Samples

Re:	Athenex Inc. (the “Company”)

Registration Statement on Form S-1, as amended (Registration No. 333-217928)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on June 13, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 2, 2017 and the date hereof, copies of the Company’s Preliminary Prospectus dated June 2, 2017 were distributed as follows: 2487 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

As representatives of the prospective underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Punit Mehta
Name:	Punit Mehta
Title:	Managing Director

[Acceleration Request Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jennifer Sheng
Name:	Jennifer Sheng
Title:	Managing Director

By:	/s/ Ben Darsry
Name:	Ben Darsry
Title:	Director

[Acceleration Request Letter]

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Vice President

[Acceleration Request Letter]